THE ALKALINE WATER COMPANY INC.
7730 E. Greenway Road Ste 206
Scottsdale, AZ 85260
Tel: 480.272.7290

June 14, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Andrew Mew
Accounting Branch Chief

Dear Sirs:

Re:	The Alkaline Water Company Inc. (the “Company”)
Form 8-K Item 4.01
Filed June 5, 2013
File No. 333-177567

     The Company writes in response to your letter of June 12, 2013 to Steven Nickolas, President of the Company, with respect to Form 8-K filed by the Company on June 5, 2013. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of June 12, 2013.

Form 8-K filed June 5, 2013

Change In and Disagreements With Accountants on Accounting and Financial Disclosure, page 25

Item 4.01 Changes in Registrant’s Certifying Accountant, page 26

1.

We note your disclosure in the second, third and last paragraphs on page 25 covers only the recent fiscal year ended August 31, 2012 and the subsequent interim period. In accordance with Items 304(a)(1)(ii), (iv) and 304(a)(2), please amend by revising your disclosure to cover the past two fiscal years’ financial statements as audited by Sadler, Gibb & Associates. Also, provide a new exhibit 16 letter in the next amendment.

Response: The Company has amended the Form 8-K to cover the fiscal year ended August 31, 2012 and the period from inception on June 6, 2011 through August 31, 2011. The Company also obtained a new exhibit 16 letter and filed with the Form 8-K.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Steven Nickolas
Steven Nickolas
President